FORM 6-K

              SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.  20549

                  Report of Foreign Issuer
          Pursuant to Rule 13a - 16 or 15d - 16 of
             the Securities Exchange Act of 1934

               For the month of June, 2003

              Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                    Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                          No    X

[If "Yes" is marked, indicate below the file number
assigned to the registrant in connection with Rule
12g3-2(b):    82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         INTERTAPE POLYMER GROUP INC.



Date:  June 13, 2003
                         By:  /s/ Andrew M. Archibald
                              Andrew M. Archibald, Chief
                              Financial Officer, Secretary,
                              and Vice President, Administration

INTERTAPE POLYMER GORUP INC. EXPECTS IMPROVED PERFORMANCE

- Plan to Buy Out Joint Venture Partner in Portugal as base for European Market Growth
-  Additional Cost Reductions Programs Announced

Montreal, June 11, 2003 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) Chairman and Chief Executive Officer, Melbourne F. Yull today said the Company expects improved performance in 2003 through a combination of new product development and on-going cost reduction initiatives which will further strengthen the Company's balance sheet. Addressing the annual and special meeting of shareholders, Mr. Yull stated: "We are confident that we have laid the foundation for revenue and earnings growth in 2003 and beyond."

EUROPEAN OPPORTUNITY

Mr. Yull announced at the meeting that Intertape Polymer Group (IPG) has signed a letter of intent to purchase the interest of its principal partner in its shrink film joint venture in Portugal, which was established seven years ago. "This will enable us to take full advantage in Europe of our advanced technology in the shrink film sector. By consolidating ownership in Portugal under IPG we will now have complete control of the manufacture and distribution of products, which should lead to better and faster growth in Europe. Furthermore, we feel this is an excellent opportunity to create a platform to manufacture our performance sensitive pressure products for distribution in the European market."

The acqusition will be financed through the issuance of common shares and is expected to be non-dilutive to shareholders. The transaction is expected to close on or before June 30, 2003 subject to regulatory and lender approvals.

A FOCUS ON COST REDUCTIONS

During the fourth quarter of 2002, IPG announced annualized operational and restructuring initiatives totaling $17.5 million pre-tax. The full impact of this program is expected to be felt in 2004. "We are looking at all of our assets to more fully utilize them and reduce costs," commented Mr. Yull.

As part of this program, in late 2002 IPG announced it was shifting production of its flexible intermediate bulk container (FIBC) business to one centralized plant and closing two others. This past April the Company also stated it plans to consolidate three existing regional distribution centers into a single new facility in Danville, Virginia.

Today, shareholders learned that additional savings beyond the previously announced $17.5 million should result from measures to streamline IPG's water-activated tape (WAT) business.

"With two WAT producing plants located in close proximity in Wisconsin, the Company has determined that shifting capacity to a single location will be more efficient and will eliminate duplicate costs. We are currently working diligently with the employees of both plants and other stakeholders to arrive at a plan which should affect the least number of people and maximize the benefits to the Company. We expect to have a program in place in the second half of this year," said Mr. Yull.

PRODUCT DEVELOPMENT

New product development should continue to drive volume and margin growth through the current fiscal year. A number of breakthrough products were hightlighted at the meeting, including specialty tapes, insulation facing metal wrap and shelter fabrics. "We have a solid understanding of our customers' needs and we possess the technology to deliver the products they require. Our goal is to ensure that Intertape continues to provide our customers with compelling reasons to do business with us."

DEBT REDUCTION

Intertape remains committed to reducing debt by $29.3 million during the current year. This includes $26.0 million in long-term bank debt and $3.3 million to Senior Secured Noteholders. It is expected that $19.3 million of the total amount will be completed by the end of June.

IPG also anticipates free cash flow in excess of $30.0 million during 2003.

Please note:  All figures quoted are in U.S. dollars

ABOUT INTERTAPE POLYMER GROUP

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.

SAFE HARBOR STATEMENT

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:    Melbourne F. Yull
                            Chairman and Chief Executive Officer
                            Intertape Polymer Group Inc.
                            Tel.:  866-202-4713
                            E-mail:  itp@info@intertapeipg.com
                            Web:  www.intertapepolymer.com